PROXY MEMORANDUM

To:	Caterpillar Shareholders
Subject:	2019 Proxy Statement – Item No. 5: Report on Activities in Conflict-Affected Areas
Date:	May 17, 2019
Contact:	Rev. Brian Grieves, The Episcopal Church, grievesbrian@gmail.com

Pat Zerega, Mercy Investment Services, pzerega@mercyinvestments.org

The Episcopal Church (TEC), Mercy Investment Services, Ursuline Sisters of Tildonk – U.S. Province, Congregation des Soeurs des Saints Noms Jesus et de Marie, and Maryknoll Sisters of St. Dominic, Inc. co-filed Proxy Item No. 5, Report on Activities in Conflict-Affected Areas. The proposal will be voted on at the June 12, 2019 Annual Meeting of Caterpillar, Inc. (CAT).

Resolved clause

Resolved: Shareholders request that Caterpillar assess and report to shareholders, at reasonable expense and excluding proprietary information, on the company’s approach to mitigating the risks associated with business activities in conflict-affected areas other than areas already addressed through its conflict minerals policy.

The co-filers believe issuance of a Report on Activities in Conflict-Affected Areas is in investors’ long-term best interests. This memorandum summarizes the rationale for Proxy Item No. 5 and how CAT’s current policies and practices do not meet the proposal request.

Summary

Caterpillar’s significant growth, combined with growing trends related to business activities in conflict-affected areas, necessistate the development of policies and practices to assess and mitigate diverse human rights risks specific to these emerging markets.

Our Company’s 2018 Proxy Statement reported an impressive increase in sales and revenue of $45.5 billion (or 18%) from 2016 to 2017. However, as CAT’s global portfolio has expanded, so has the company’s exposure to heightened risks in conflict-affected areas1 such as Armenian-Occupied Nagorno-Karabakh1, Iraq2, Iran3, Israeli-Occupied Palestinian Territory (OPT)4, Moroccan-Occupied Western Sahara5, Myanmar6, Sudan7, and Syria8. Our Company’s business activities in these areas entail potential legal, reputational, and financial risks associated with possible violations of international humanitarian and human rights laws, sanctions regimes and other state- or multilateral-based regulatory measures, and CAT’s supplier code of conduct and human rights policy.

Investors and companies are increasingly addressing the unique risks of conflict-affected areas. “Conflict risk” is now the leading environmental, social, and governance (ESG) criteria among institutional investors, immediately followed by “human rights,” according to The Forum for Sustainable and Responsible Investment’s 2018 Report on US Sustainable, Responsible and Impact Investing Trends.9 Likewise, companies are increasingly going beyond the development of general human rights policies to assess specific human rights risks, especially in areas where violations are the most severe and widespread. For example, in 2018, multinational companies as diverse as Facebook, Nestlé, ENI, and Kirin Group commissioned human rights impact assessments (HRIAs), prompted by violence carried out against the Rohingya minority in Myanmar.

1 OECD, OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing, 2013, http://dx.doi.org/10.1787/9789264185050-en (accessed on April 10, 2019)

The Statement in Opposition states: “The Board believes that the Company has already adopted and implemented appropriate policies and practices that address the concerns raised by the proponents as they pertain to the Company’s activities.” The co-filers agree in terms of our Company’s response to the issue of “conflict minerals” in the Great Lakes Region of Africa, including the Democratic Republic of Congo and the issue of “slavery and human trafficking.” CAT’s commitment to responsible sourcing and involvement with the Responsible Minerals Initiative and its alignment with the California Transparency in Supply Chains Act of 2010 and United Kingdom’s Modern Slavery Act 2015, is to be commended. However, the narrowness of only addressing conflict minerals and slavery and human trafficking, demonstrate the current and critical gaps that remain in our Company’s policies and practices.

Rationale details

Caterpillar’s current disclosure does not provide investors with sufficient information concerning the heightened risks associated with activities in conflict-affected areas.

The United Nations Guiding Principles on Business and Human Rights – the authoritative set of standards on companies’ responsibility to respect human rights and with which CAT’s human rights program is aligned according to the 2017 Sustainability Report – calls on businesses to conduct advanced due diligence measures in conflict-affected areas because of their heightened risk for gross human rights abuses.

Governments are increasingly recognizing the need for non-financial reporting beyond single issues such as “conflict minerals” and “slavery and human trafficking” and putting in place corresponding regulations. For example, European Union Directive 2014/95/EU enshrines in law the requirement for EU-domiciled companies with over 500 employees to publicly report on the policies they implement concerning environmental and social issues, including “respect for human rights” from 2018 onwards.10 Further, on February 10, 2019, the German Federal Ministry for Economic Cooperation and Development introduced draft legislation to require German companies with over 250 employees to carry out human rights due diligence or face fines of up to €5 million, imprisonment, and exclusion from public procurement procedures.11 Also, France’s 2017 “duty of viligance” law requires its companies to develop, enact, and publicly report on the due diligence measures they are taking to identify and prevent environmental and human rights violations.12

Similarly, investors and the public are increasingly requesting more information from companies on environmental, social, and governance (ESG) issues. The Securities and Exchange Commission’s 2016 Concept Release on Regulation S-K – the principal regulation governing corporate disclosure – garnered over 26,500 comments from the public and investors with the overwhelming majority focused on ESG-related disclosures.13

While Caterpillar has made progress in this area - conducting an HRIA, identifying nine salient human rights issues and including human rights-related questions in its Supplier Code of Conduct self-assessment process – disclosure, including to shareholders, remains very limited. The process of conducting and the findings of the HRIA have not been disclosed, the description of salient issues is limited to 1-2 sentences each, and the human rights-related questions have not been made available. Without such transparency it is impossible for shareholders to examine the adequacy of human rights-related measures that have been put into place or to sufficiently consider and identify those salient issues that may result in material risks to our company, especially in conflict-affected areas where risks are most widespread and severe.

THE FOREGOING INFORMATON MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, EMAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PORXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

1 Ministry of Foreign Affairs of the Republic of Azerbaijan, Illegal Economic and Other Activities in the Occupied Territories of Azerbaijan, 2016, http://mfa.gov.az/files/file/MFA_Report_on_the_occupied_territories_March_2016_1.pdf (accessed on April 10, 2019)

2 Tom Sawyer and Andrew Wright, “Battlefield Commanders Review Lessons from Iraq,” Engineering News Record, September 22, 2013, https://www.enr.com/articles/28989-battlefield-commanders-review-lessons-from-iraq?v=preview (accessed on April 10, 2019)

3 Matt Buedel, “Did Caterpillar break rules on U.S. sanctions?” Journal Star, April 3, 2017, https://www.pjstar.com/news/20170403/did-caterpillar-break-rules-on-us-sanctions (accessed on April 10, 2019)

4 Los Angeles Times, “Caterpillar cut from investment lists; Israeli role cited,” June 27, 2012, https://latimesblogs.latimes.com/world_now/2012/06/caterpillar-israel-palestine-investment-controversy.html (accessed on April 10, 2019)

5 Mining-Technology, “Moroccan Office Cherifién des Phosphates phosphate rock mine,” 2019, https://www.mining-technology.com/projects/benguearir/ (accessed on April 10, 2009)

6 Swedwatch, “Machinery Providers Fail to Recognize Human Rights Risks in Myanmar’s Jade Mines,” June 20, 2018, https://swedwatch.org/en/publication/report/machinery-providers-fail-recognize-human-rights-risks-myanmars-jade-mines/ (accessed on April 10, 2019)

7 Matt Buedel, “Did Caterpillar break rules on U.S. sanctions?” Journal Star, April 3, 2017, https://www.pjstar.com/news/20170403/did-caterpillar-break-rules-on-us-sanctions (accessed on April 10, 2019)

8 Ibid.

9 US SIF Foundation, Report on US Sustainable, Responsible and Impact Investing Trends, October 31, 2018, https://www.ussif.org/trends (accessed on April 1, 2019)

10 European Commission, “Non-financial reporting,” https://ec.europa.eu/info/business-economy-euro/company-reporting-and-auditing/company-reporting/non-financial-reporting_en (accessed on April 1, 2019)

11 Business & Human Rights Resource Centre, “German Development Ministry drafts law on mandatory human rights due diligence for German companies,” February 10, 2019, https://www.business-humanrights.org/en/german-development-ministry-drafts-law-on-mandatory-human-rights-due-diligence-for-german-companies (accessed on April 1, 2019)

12 Sandra Cossart, Jerome Chaplier, and Tiphaine Beau De Lomenie, The French Law on Duty of Care: A Historic Step Towards Making Globalization Work for All, Business and Human Rights Journal Volume 2:2, 2017, https://www.cambridge.org/core/services/aop-cambridge-core/content/view/7C85F4E2B2F7DD1E1397FC8EFCFE9BDD/S2057019817000141a.pdf/french_law_on_duty_of_care_a_historic_step_towards_making_globalization_work_for_all.pdf (accessed on April 1, 2019)

13 Andy Green and Andrew Scwharz, “Corporate Long-Termism, Transparency, and the Public Interest,” Center for American Progress, October 2, 2018, https://www.americanprogress.org/issues/economy/reports/2018/10/02/458891/corporate-long-termism-transparency-public-interest/ (accessed on April 1, 2019)